                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K

                                 ANNUAL REPORT


[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

                                       OR

[_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

               INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING
                UNIT EMPLOYEES AT THE COOPER CAMERON CORPORATION
                            BUFFALO, NEW YORK PLANT

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

                           COOPER CAMERON CORPORATION
                       515 Post Oak Boulevard, Suite 1200
                              Houston, Texas 77027

               INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING
                UNIT EMPLOYEES AT THE COOPER CAMERON CORPORATION
                            BUFFALO, NEW YORK PLANT

                                                               Page

Report of Independent Public Accountants                          1

Audited Financial Statements

Statements of Net Assets Available for Benefits                   2

Statement of Changes in Net Assets Available for Benefits         4

Notes to Financial Statements                                     5

Signature                                                        15

Consent of Independent Public Accountants                        16

                         Report of Independent Auditors

Participants and Administrator
Cooper Cameron Corporation Selected Individual Account Retirement Plans

We have audited the accompanying statements of net assets available for benefits of the Cooper Cameron Corporation Selected Individual Account Retirement Plans, (the "Plans") listed on pages 2 and 3, as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of each of the Plans at December 31, 2000 and 1999, and the changes in their net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


June 12, 2001

                     Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                Statements of Net Assets Available for Benefits

                               December 31, 2000

                                                              PLAN INTEREST
                                                                IN COOPER
                                                                 CAMERON
                                                               CORPORATION
                                                                MASTER TRUST
                                               EMPLOYER          FOR DEFINED         NET ASSETS
                                             CONTRIBUTION       CONTRIBUTION       AVAILABLE FOR
        PLAN NO.    PLAN NAME                 RECEIVABLE            PLANS            BENEFITS
------------------------------------------------------------------------------------------------
         005        Individual Account
                    Retirement Plan for
                    Bargaining Unit
                    Employees at the
                    Cooper Cameron
                    Corporation
                    Buffalo, New York Plant      $39,104        $9,608,715            $9,647,819

         006        Individual Account
                    Retirement Plan for
                    Bargaining Unit
                    Employees at the
                    Cooper Cameron
                    Corporation Grove
                    City Facility                  2,077         6,611,339             6,613,416

         008        Individual Account
                    Retirement Plan for
                    Hourly-Paid Employees
                    at the Cooper Cameron
                    Corporation Mount
                    Vernon Plant                  12,250         6,541,839             6,554,089

         010        Individual Account
                    Retirement Plan for
                    Cooper Cameron
                    Corporation Hourly
                    Employees, IAM, at the
                    Superior Plant                13,946         3,734,968             3,748,914


See accompanying notes.

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

          Statements of Net Assets Available for Benefits (continued)

                               December 31, 1999

                                                                          PLAN INTEREST
                                                                           IN COOPER
                                                                             CAMERON
                                                                           CORPORATION
                                                                          MASTER TRUST
                                                         EMPLOYER          FOR DEFINED       NET ASSETS
                                                      CONTRIBUTIONS       CONTRIBUTION      AVAILABLE FOR
        PLAN NO.           PLAN NAME                    RECEIVABLE            PLANS           BENEFITS
----------------------------------------------------------------------------------------------------------
         005             Individual Account               $29,021       $10,170,476            $10,199,497
                         Retirement Plan for
                         Bargaining Unit
                         Employees at the
                         Cooper Cameron
                         Corporation
                         Buffalo, New York Plant

         006             Individual Account                41,487        15,752,714             15,794,201
                         Retirement Plan for
                         Bargaining Unit
                         Employees at the
                         Cooper Cameron
                         Corporation Grove
                         City Facility

         008             Individual Account                22,569         7,264,513              7,287,082
                         Retirement Plan for
                         Hourly-Paid Employees
                         at the Cooper Cameron
                         Corporation Mount
                         Vernon Plant

         010             Individual Account                17,645         4,011,845              4,029,490
                         Retirement Plan for
                         Cooper Cameron
                         Corporation
                         Hourly Employees,
                         IAM, at the
                         Superior Plant



See accompanying notes.

                     Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

           Statements of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000

                                                                                                              NET INVESTMENT
                                                                                                             GAIN (LOSS) FROM
                                                                                                              COOPER CAMERON
                                                NET ASSETS                                                  CORPORATION MASTER
                                               AVAILABLE FOR                                                 TRUST FOR DEFINED
 PLAN                                           BENEFITS AT      EMPLOYER       EMPLOYEE         BENEFIT    CONTRIBUTION PLANS
 NO.                  PLAN NAME               JANUARY 1, 2000  CONTRIBUTIONS  CONTRIBUTIONS     PAYMENTS     (NET OF EXPENSES)
------------------------------------------------------------------------------------------------------------------------------
   005  Individual Account Retirement Plan
        for Bargaining Unit Employees at the
        Cooper Cameron Corporation Buffalo,
        New York Plant                            $10,199,497       $288,963       $444,694   $   (819,959)          $(465,376)

   006  Individual Account Retirement Plan
        for Bargaining Unit Employees at the
        Cooper Cameron Corporation Grove City      15,794,201        115,818        113,901    (10,194,709)            784,187
        Facility

   008  Individual Account Retirement Plan
        for Hourly-Paid Employees at the
        Cooper Cameron Corporation Mount            7,287,082         19,134        142,205     (1,171,573)            279,034
        Vernon Plant

   010  Individual Account Retirement Plan
        for Cooper Cameron Corporation Hourly
        Employees, IAM, at the Superior Plant       4,029,490        166,519        163,925       (869,282)            258,280



                                                                  NET ASSETS
                                                  OTHER         AVAILABLE FOR
 PLAN                                          CHANGES IN        BENEFITS AT
 NO.                  PLAN NAME                NET ASSETS     DECEMBER 31, 2000
-------------------------------------------------------------------------------
   005  Individual Account Retirement Plan
        for Bargaining Unit Employees at the
        Cooper Cameron Corporation Buffalo,
        New York Plant                              $    -            $9,647,819

   006  Individual Account Retirement Plan
        for Bargaining Unit Employees at the
        Cooper Cameron Corporation Grove City           18             6,613,416
        Facility

   008  Individual Account Retirement Plan
        for Hourly-Paid Employees at the
        Cooper Cameron Corporation Mount            (1,793)            6,554,089
        Vernon Plant

   010  Individual Account Retirement Plan
        for Cooper Cameron Corporation Hourly
        Employees, IAM, at the Superior Plant          (18)            3,748,914




See accompanying notes.

                     Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                         Notes to Financial Statements

                               December 31, 2000

1. DESCRIPTION OF THE PLANS

The Cooper Cameron Corporation Selected Individual Account Retirement Plans (the "Plans"), as listed on page 2, are profit sharing plans which provide payments to eligible employees of Cooper Cameron Corporation (the "Company") at termination, retirement, death, or disability. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Company contributes to each participant's account monthly based on hours actively worked and specific contribution rates. This contribution is also paid for each hour of overtime, vacation, or holiday, but excludes sick time for which the employee may be paid. Company contributions are made to the fund option that the employee elects. Vesting in employer contributions is on a graduated scale with 100% at five years.

Amounts which are forfeited due to a participant's termination of employment prior to vesting in employer contributions made on the participant's behalf are used to reduce the required Company contribution in subsequent periods.

All Plans allow for employee contributions based on hours actively worked and elected contribution rates. Electing to contribute is completely voluntary, and these contributions are immediately 100% vested. Participants may elect to have their contributions allocated in 1% increments to one or more of the investment accounts within the Master Trust. Allocations among the investment accounts may be changed at the participant's discretion on a daily basis.

The Company has closed the Cooper Cameron Corporation Grove City Facility. As a result, participants terminating employment at this facility subsequent to January 1, 1999 are fully vested in their account balances in the Individual Account Retirement Plan for Bargaining Unit Employees at the Cooper Cameron Corporation Grove City Facility.

More detailed information about the Plans, the funding, vesting, and benefit provisions is contained in each plan's Summary Plan Description. Copies of these pamphlets are available at the Company's corporate office.

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (continued)

2. SIGNIFICANT ACCOUNTING PRINCIPLES

ACCOUNTING PRINCIPLES

The accompanying financial statements of the Plans have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Such estimates could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Benefit payments to participants are recorded upon distribution.

INVESTMENTS

The Plans' investments are held in the Cooper Cameron Corporation Master Trust (the "Master Trust"). Nationwide Trust Company is the trustee of the Plans. The following is a summary of the investment accounts of the Master Trust and the Plans' beneficial interests in the investment accounts as of December 31, 2000 AND 1999.

                                                        DECEMBER 31
                                                   2000            1999
                                                  ----------------------

Plan 005:
 Cooper Cameron Stock Fund                          0.59%           0.84%
 Fidelity Growth Company Fund                     100.00          100.00
 Vanguard Balanced Index Fund                     100.00          100.00
 PRIMCO Stable Value Fund                           2.19            2.21

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (continued)


2. SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

                                                            DECEMBER 31
                                                          2000       1999
                                                          ---------------
Plan 005 (continued)
 Deutsche Institutional Equity 500 Index Fund
  (formerly, Bankers Trust Institutional Equity
  500 Index Fund)                                           1.18%      2.10%
 PIMCO Total Return A Fund                                  3.38       2.21
 Washington Mutual Investors Fund                           3.22       1.88
 MFS Massachusetts Investors Growth A Fund                  1.90       1.75
 Franklin Balance Sheet Investment A Fund                   4.93       2.80
 Lord Abbett Developing Growth A Fund                       3.06       2.74
 EuroPacific Growth Fund                                    3.09       3.15

Plan 006:
 Cooper Cameron Stock Fund                                  0.48       0.77
 PRIMCO Stable Value Fund                                   3.59       8.91
 Deutsche Institutional Equity 500 Index Fund
  (formerly, Bankers Trust Institutional Equity
  500 Index Fund)                                           1.38       3.33
 PIMCO Total Return A Fund                                  3.39       5.82
 Washington Mutual Investors Fund                           3.68       6.87
 MFS Massachusetts Investors Growth A Fund                  1.50       4.37
 Franklin Balance Sheet Investment A Fund                   2.70       4.95
 Lord Abbett Developing Growth A Fund                       1.49       3.77
 EuroPacific Growth Fund                                    0.98       3.68

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (continued)

2. SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

                                                              DECEMBER 31
                                                            2000      1999
                                                            --------------
Plan 008:
 Cooper Cameron Stock Fund                                  0.75%     0.87%
 PRIMCO Stable Value Fund                                   2.77      3.15
 Duetsche Institutional Equity 500 Index Fund
  (formerly, Bankers Trust Institutional Equity
  500 Index Fund)                                           1.65      1.81
 PIMCO Total Return A Fund                                  3.37      2.79
 Washington Mutual Investors Fund                           2.91      2.59
 MFS Massachusetts Investors Growth A Fund                  1.82      2.06
 Franklin Balance Sheet Investment A Fund                   2.20      2.48
 Lord Abbett Developing Growth A Fund                       2.04      3.14
 EuroPacific Growth Fund                                    1.88      2.23

Plan 010:
 Cooper Cameron Stock Fund                                  0.43      0.49
 PRIMCO Stable Value Fund                                   1.65      1.46
 Deutsche Institutional Equity 500 Index Fund
  (formerly, Bankers Trust Institutional Equity
  500 Index Fund)                                           0.40      0.45
 PIMCO Total Return A Fund                                  2.00      2.02
 Washington Mutual Investors Fund                           1.95      1.85
 MFS Massachusetts Investors Growth A Fund                  1.04      1.28
 Franklin Balance Sheet Investment A Fund                   1.88      2.24
 Lord Abbett Developing Growth A Fund                       0.93      2.29
 EuroPacific Growth Fund                                    1.11      1.29

The Master Trust's security transactions are accounted for on the date the securities are purchased or sold. Investment income is recorded as earned.

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (continued)

2. SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

The Master Trust's investments in securities traded on the exchanges are valued at the last reported sale price on the valuation date. Money market funds are stated at cost, which approximates fair value.

Investment contracts within the PRIMCO Stable Value Fund, with varying contract rates and maturity dates, are fully benefit responsive and are therefore stated at contract value. Contract value represents cost plus accrued income. Although it is management's intention to hold the investment contracts until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity. The INVESCO Group Trust for employee benefit plan is a 103-12 investment entity, in which the assets of multiple qualified plans are invested by the sponsor, PRIMCO Capital Management, and is comprised of bank issued synthetic contracts.

3. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. The assets of the Master Trust are allocated among participating plans by assigning to each plan those transactions (primarily contributions, participant loan transactions, and benefit payments) which can be specifically identified and allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets. The Master Trust includes assets of other employee benefit plans in addition to those included in these financial statements.

                     Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (continued)


3. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust in which the Plans participate:



DECEMBER 31, 2000                                                                                                      MFS
                                                         COOPER CAMERON     WASHINGTON                            MASSACHUSETTS
                                                             STOCK       MUTUAL INVESTORS        PRIMCO         INVESTORS GROWTH
                                                              FUND             FUND         STABLE VALUE FUND        A FUND
                                                         ------------------------------------------------------------------------
Assets:
 Cash                                                      $    894,457        $         -       $          -        $          -
 Income receivable                                                    -                  -              7,158                   -
 Net unsettled sales of investments                           1,217,856                  -                  -                   -
 Investments at fair value as determined by quoted
  market prices:
   Money Market Funds                                            48,516                  -                  -                   -
   Cash Management Trust of America                                   -                  -          3,984,937                   -
   Cooper Cameron Corporation Common Stock                  100,842,527                  -                  -                   -
   Washington Mutual Investors Fund                                   -         31,264,706                  -                   -
   MFS Massachusetts Investors Growth A Fund                          -                  -                  -          47,309,768
   Deutsche Institutional Equity 500 Index Fund
    (formerly Bankers Trust Institutional
    Equity 500 Index Fund)                                            -                  -                  -                   -
   PIMCO Total Return A Fund                                          -                  -                  -                   -
   Franklin Balance Sheet Investment A Fund                           -                  -                  -                   -
   Lord Abbett Developing Growth A Fund                               -                  -                  -                   -
   EuroPacific Growth Fund                                            -                  -                  -                   -
   Vanguard Balanced Index Fund                                       -                  -                  -                   -
   Fidelity Growth Company Fund                                       -                  -                  -                   -
 Investments at estimated fair value or contract value:
   Investment contracts                                               -                  -         40,586,774                   -
   INVESCO Group Trust for Employee Benefit Plans                     -                  -         14,025,827                   -
   Promissory note                                                    -                  -             96,250                   -
                                                         ------------------------------------------------------------------------
 Total investments                                          100,891,043         31,264,706         58,693,788          47,309,768
                                                         ------------------------------------------------------------------------
Total assets                                                103,003,356         31,264,706         58,700,946          47,309,768
                                                         ------------------------------------------------------------------------
Liabilities:
 Net unsettled purchases of investments                       1,495,531                  -                  -                   -
                                                         ------------------------------------------------------------------------
Net assets available to participating plans                $101,507,825        $31,264,706        $58,700,946         $47,309,768
                                                         ========================================================================


                                                                                 DEUTSCHE
                                                                               INSTITUTIONAL
                                                                             EQUITY 500 INDEX
DECEMBER 31, 2000                                                             FUND (FORMERLY
                                                                               BANKERS TRUST
                                                                               INSTITUTIONAL                     FRANKLIN BALANCE
                                                         VANGUARD BALANCED   EQUITY 500 INDEX     PIMCO TOTAL    SHEET INVESTMENT
                                                            INDEX FUND             FUND)         RETURN A FUND        A FUND
                                                        --------------------------------------------------------------------------
Assets:
 Cash                                                    $               -   $               -   $           -   $               -
 Income receivable                                                       -                   -               -                   -
 Net unsettled sales of investments                                      -                   -               -                   -
 Investments at fair value as determined by quoted
  market prices:
   Money Market Funds                                                    -                   -               -                   -
   Cash Management Trust of America                                      -                   -               -                   -
   Cooper Cameron Corporation Common Stock                               -                   -               -                   -
   Washington Mutual Investors Fund                                      -                   -               -                   -
   MFS Massachusetts Investors Growth A Fund                             -                   -               -                   -
   Deutsche Institutional Equity 500 Index Fund
    (formerly Bankers Trust Institutional
    Equity 500 Index Fund)                                               -          38,419,019               -                   -
   PIMCO Total Return A Fund                                             -                   -      30,120,194                   -
   Franklin Balance Sheet Investment A Fund                              -                   -               -          11,246,448
   Lord Abbett Developing Growth A Fund                                  -                   -               -                   -
   EuroPacific Growth Fund                                               -                   -               -                   -
   Vanguard Balanced Index Fund                                        357                   -               -                   -
   Fidelity Growth Company Fund                                          -                   -               -                   -
 Investments at estimated fair value or contract value:
   Investment contracts                                                  -                   -               -                   -
   INVESCO Group Trust for Employee Benefit Plans                        -                   -               -                   -
   Promissory note                                                       -                   -               -                   -
                                                         ------------------------------------------------------------------------
 Total investments                                                     357          38,419,019      30,120,194          11,246,448
                                                         ------------------------------------------------------------------------
Total assets                                                           357          38,419,019      30,120,194          11,246,448
                                                        --------------------------------------------------------------------------
Liabilities:
 Net unsettled purchases of investments                                  -                   -               -                   -
                                                        --------------------------------------------------------------------------
Net assets available to participating plans                           $357         $38,419,019     $30,120,194         $11,246,448
                                                        ==========================================================================

DECEMBER 31, 2000

                                                          LORD ABBETT                          FIDELITY
                                                          DEVELOPING                            GROWTH
                                                           GROWTH A        EUROPACIFIC FUND      FUND
                                                       --------------------------------------------------
Assets:
 Cash                                                  $               -   $              -   $         -
 Income receivable                                                     -                  -             -
 Net unsettled sales of investments                                    -                  -             -
 Investments at fair value as determined by quoted
  market prices:
   Money Market Funds                                                  -                  -             -
   Cash Management Trust of America                                    -                  -             -
   Cooper Cameron Corporation Common Stock                             -                  -             -
   Washington Mutual Investors Fund                                    -                  -             -
   MFS Massachusetts Investors Growth A Fund                           -                  -             -
   Deutsche Institutional Equity 500 Index Fund
    (formerly Bankers Trust Institutional
    Equity 500 Index Fund)                                             -                  -             -
   PIMCO Total Return A Fund                                           -                  -             -
   Franklin Balance Sheet Investment A Fund                            -                  -             -
   Lord Abbett Developing Growth A Fund                       10,790,367                  -             -
   EuroPacific Growth Fund                                             -         14,156,301             -
   Vanguard Balanced Index Fund                                        -                  -             -
   Fidelity Growth Company Fund                                        -                  -     3,018,978
 Investments at estimated fair value or contract value:
   Investment contracts                                                -                  -             -
   INVESCO Group Trust for Employee Benefit Plans                      -                  -             -
   Promissory note                                                     -                  -             -
                                                       --------------------------------------------------
 Total investments                                            10,790,367         14,156,301     3,018,978
                                                       --------------------------------------------------
Total assets                                                  10,790,367         14,156,301     3,018,978
                                                       --------------------------------------------------
Liabilities:
 Net unsettled purchases of investments                                -                  -             -
                                                       --------------------------------------------------
Net assets available to participating plans                  $10,790,367        $14,156,301    $3,018,978
                                                       ==================================================

                     Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (continued)

3. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust in which the Plans participate:

                                                     COOPER        WASHINGTON                        MFS
                                                     CAMERON         MUTUAL          PRIMCO      MASSACHUSETTS       VANGUARD
                                                      STOCK        INVESTORS      STABLE VALUE     INVESTORS         BALANCED
DECEMBER 30, 1999                                     FUND           FUND             FUND       GROWTH A FUND      INDEX FUND
                                                 -----------------------------------------------------------------------------
Assets:
 Net unsettled sales of investments              $  4,343,163     $          -   $           -   $           -   $         -
 Investments at fair value as determined by
  quoted market prices:
   Money Market Funds                                 239,515                -               -               -             -
   Cash Management Trust of America                         -                -      12,051,274               -             -
   Cooper Cameron Corporation Common Stock         88,096,553                -               -               -             -
   Washington Mutual Investor's Fund                        -       30,309,599               -               -             -
   MFS Massachusetts Investors Growth A Fund                -                -               -      46,798,499             -
   Bankers Trust Institutional Equity 500 Index             -                -               -               -             -
   PIMCO Total Return A Fund                                -                -               -               -             -
   Franklin Balance Sheet Investment A Fund                 -                -               -               -             -
   Lord Abbett Developing Growth A Fund                     -                -               -               -             -
   EuroPacific Growth Fund                                  -                -               -               -             -
   Vanguard Balanced Index Fund                             -                -               -               -     1,639,222
   Fidelity Growth Company Fund                             -                -               -               -             -
 Investments at estimated fair value or contract
  value:
   Investment contracts                                     -                -      48,380,302               -             -
   INVESCO Group Trust for Employee Benefit Plans           -                -      10,699,540               -             -
   Promissory note                                          -                -         184,187               -             -
                                                 ----------------------------------------------------------------------------
 Total investments                                 88,336,068       30,309,599      71,315,303      46,798,499     1,639,222
                                                 ----------------------------------------------------------------------------
Total assets                                       92,679,231       30,309,599      71,315,303      46,798,499     1,639,222
                                                 ----------------------------------------------------------------------------
Liabilities:
 Net unsettled purchases of investments             2,910,760            5,026         225,905          26,493            20
 Cash overdraft                                     3,273,717                -               -               -             -
                                                 ----------------------------------------------------------------------------
Net assets available to participating plans      $ 86,494,754     $ 30,304,573   $  71,089,398   $  46,772,006   $ 1,639,202
                                                 ============================================================================

                                                                                  FRANKLIN
                                                  BANKERS TRUST                   BALANCE      LORD ABBETT
                                                  INSTITUTIONAL                    SHEET       DEVELOPING                  FIDELITY
                                                   EQUITY 500      PIMCO TOTAL   INVESTMENT A   GROWTH A    EUROPACIFIC     GROWTH
                                                   INDEX FUND)    RETURN A FUND      FUND         FUND      GROWTH FUND      FUND
                                                ------------------------------------------------------------------------------------
Assets:
 Net unsettled sales of investments             $           -     $     142,048  $         -   $         -  $          -  $        -
 Investments at fair value as determined by
  quoted market prices:
   Money Market Funds                                       -                 -            -             -             -           -
   Cash Management Trust of America                         -                 -            -             -             -           -
   Cooper Cameron Corporation Common Stock                  -                 -            -             -             -           -
   Washington Mutual Investor's Fund                        -                 -            -             -             -           -
   MFS Massachusetts Investors Growth A Fund                -                 -            -             -             -           -
   Bankers Trust Institutional Equity 500 Index    49,678,569                 -            -             -             -           -
   PIMCO Total Return A Fund                                -        29,780,851            -             -             -           -
   Franklin Balance Sheet Investment A Fund                 -                 -    7,869,609             -             -           -
   Lord Abbett Developing Growth A Fund                     -                 -            -     9,055,466             -           -
   EuroPacific Growth Fund                                  -                 -            -             -    13,716,073           -
   Vanguard Balanced Index Fund                             -                 -            -             -             -           -
   Fidelity Growth Company Fund                             -                 -            -             -             -   2,247,065
 Investments at estimated fair value or contract
  value:
   Investment contracts                                     -                 -            -             -             -           -
   INVESCO Group Trust for Employee Benefit Plan            -                 -            -             -             -           -
   Promissory note                                          -                 -            -             -             -           -
                                                ------------------------------------------------------------------------------------
 Total investments                                 49,678,569        29,780,851    7,869,609     9,055,466    13,716,073   2,247,065
                                                ------------------------------------------------------------------------------------
Total assets                                       49,678,569        29,922,899    7,869,609     9,055,466    13,716,073   2,247,065
                                                ------------------------------------------------------------------------------------
Liabilities:
 Net unsettled purchases of investments                12,180                 -        1,768         5,166         8,760         726
 Cash overdraft                                             -                 -            -             -             -           -
                                                ------------------------------------------------------------------------------------
Net assets available to participating plans     $  49,666,389     $  29,922,899  $ 7,867,841   $ 9,050,300  $ 13,707,313  $2,246,339
                                                ====================================================================================

                     Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (continued)



3. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

Investment income and net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought and sold as well as held during the year) for the separate investment accounts of the Master Trust in which these Plans participate are as follows:

                                                    NET
YEAR ENDED DECEMBER 31, 2000                    APPRECIATION      INTEREST AND
                                               (DEPRECIATION)       DIVIDENDS
                                           -------------------------------------

Cooper Cameron Stock Fund                         $29,083,887         $   87,638
Fidelity Growth Company Fund                         (773,130)           278,114
Vanguard Balanced Index Fund                          (35,258)            28,360
PRIMCO Stable Value Fund                                    -          3,802,001
Deutsche Institutional Equity 500 Index
 Fund (formerly Bankers Trust
 Institutional Equity 500 Index Fund)              (7,883,015)         3,825,962
PIMCO Total Return A Fund                           1,335,634          1,714,351
Washington Mutual Investors Fund                     (681,778)         3,000,522
MFS Massachusetts Investors Growth A Fund          (8,326,203)         4,321,727
Franklin Balance Sheet Investment A Fund            1,519,094            292,418
Lord Abbett Developing Growth A Fund               (3,107,375)           424,568
EuroPacific Growth Fund                            (5,000,746)         1,608,886

PRIMCO STABLE VALUE FUND ("STABLE VALUE FUND")

The Stable Value Fund invests in actively managed synthetic bank and insurance company investment contracts ("SICs") and in guaranteed investment contracts ("GICs"). The GICs are promises by insurance companies or a bank to repay the principal plus accrued income at contract maturity. SICs differ from GIGs in that the assets supporting the SICs are owned by the Master Trust. The bank or insurance company issues a wrapper contract that allows participant directed transactions to be made at contract value. Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value. The assets supporting the SICs owned by the Master Trust are comprised primarily of corporate bonds and government agency securities and 103-12 investment entities with a fair value of $52,434,269 and $52,065,275 at December 31, 2000 AND 1999, respectively. The contract values of the none at December 31, 2000 AND 1999 were $52,743,892 and $54,024,790, respectively.

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (continued)


3. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

Interest crediting rates on the GICs in the Stable Value Fund are generally determined at the time of purchase. Interest crediting rates on the SICs are reset periodically based on the yields of the supporting assets. At December 31, 2000 the interest crediting rates for all contracts ranged from 4.38% to 9.52%. At December 31, 1999 the interest crediting rates for all contracts ranged from 5.9% to 9.5%.

For 2000 and 1999, the average annual yield for the investment contracts in the Stable Value Fund was 6.69% and 7.8%, respectively. At December 31, 2000 and 1999, fair value of the investment contracts in the Fund was estimated to be approximately 99% and 97% of contract value, respectively. Fair value of the GICs was estimated by discounting the weighted average of the Stable Value Fund's cash flows at the then-current interest crediting rate for a comparable maturity investment contract. Fair value of the SICs is based on the market value of the assets supporting the SICs.

4. INCOME TAX STATUS

The Plans have been designed to meet the requirements of the Internal Revenue Code ("IRC") under Sections 401(a) and 501(a) and, therefore, are not subject to tax under present income tax laws. Once qualified, the Plans are required to operate in conformity with the IRC to maintain their qualifications. A favorable determination has been obtained for each of the Plans in which the Internal Revenue Service stated that each Plan, as then designed, was in compliance with the applicable requirements of the IRC. All Plans have been amended since receiving their determination letters. However, the Company believes that the Plans, as amended, are currently designed and being operated in compliance with the applicable requirements of the IRC.

5. OTHER CHANGES IN NET ASSETS

For the year ended December 31, 2000, net assets of $3,044 were transferred from the Individual Account Retirement Plan for Hourly-Paid Employees at the Cooper Cameron Corporation Mount Vernon Plant, to a plan sponsored by Rolls Royce due to the sale of one of the Company's divisions to Rolls Royce in 1999. All other net asset admissions (withdrawals) represent the net transfer of participant balances from (to) other plans sponsored by the Company.

                      Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

                   Notes to Financial Statements (continued)


6. SUBSEQUENT EVENT

The Company intends to terminate the Individual Account Retirement Plan for Bargaining Unit Employees at the Cooper Cameron Corporation Grove City Facility, the Individual Account Retirement Plan for Cooper Cameron Corporation Hourly Employees, IAM, at the Superior Plant, and the Individual Account Retirement Plan for Hourly-Paid Employees at the Cooper Cameron Corporation Mount Vernon Plant, during 2001.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AT THE COOPER CAMERON CORPORATION
BUFFALO, NEW YORK PLANT


     /s/ William C. Lemmer
_________________________________________
By:  William C. Lemmer
     Member of the Plan Administration
     Committee


Date:  June 29, 2001